Exhibit 99.1

For Immediate Release

Company name: DAIICHI SANKYO COMPANY, LIMITED

Representative: Takashi Shoda, President and Representative Director

(Code no.: 4568, First Section, Tokyo, Osaka and Nagoya Stock Exchanges)

Please address inquiries to Toshio Takahashi, Corporate Officer in Charge,

Corporate Communications Department

Telephone: +81-3-6225-1126

http://www.daiichisankyo.co.jp/

About Today’s News Reports Regarding Personnel Downsizing

Tokyo, September 22, 2006 – Although plans by DAIICHI SANKYO Group companies to downsize personnel were reported by some news organizations today, we at DAIICHI SANKYO wish to make it known that no official announcement was made by us regarding this report. DAIICHI SANKYO will make an official announcement about this at a later date.